Exhibit 99.1

PRESS RELEASE

For Immediate Release

Media Contact: Laura Brandlin Director, Communications +1 (949) 783-1545 laura.brandlin@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com

Kofax Acquires Aia Holding BV

Transaction Adds Customer Communications Management Software

Capabilities to Kofax’s Smart Process Applications

Irvine, CA, March 2, 2015 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications that simplify and transform the First Mile™ of customer engagements, today announced it has acquired Aia Holding BV, a provider of customer communications management (CCM) software.

Aia’s CCM software helps organizations manage interactive and ad hoc customer correspondence both electronically and on paper, enabling them to address evolving needs faster and increase the effectiveness of their customer communications. The user-friendly, flexible and agile platform leverages data from other business applications, enabling organizations to create personalized, customer-driven letters, contracts and other documents with minimal IT effort. Aia software is in use at more than 400 customer focused organizations across the globe, including ABN Amro, Allianz, Legal & General and LeasePlan.

Aia’s CCM software will be seamlessly integrated with Kofax TotalAgility® and continue to be offered on a standalone basis. The addition of CCM to TotalAgility’s capture, process management, information integration, analytics, e-signature and mobile capabilities will significantly strengthen the value of Kofax’s smart process applications and their competitive differentiation and advantage.

Forrester Research reported: “For years CCM has been pegged as a back-office operation that produces statements and bills. Now, customer experience demands have thrust CCM into a major software category supporting the growing and diverse content that enterprises must assemble and deliver to customers.” 1

Gartner estimates that CCM software was a $910 million market in 2014 and expected to grow at a compound annual growth rate of 11% to $1.2 billion in 2017. Gartner attributes this growth to be driven by customer communications going digital, contextualized and consumed on demand via multiple channels, including the Web, mobile devices and social media. The research also highlighted a shift from in-house-developed CCM solutions to packaged apps as part of a strategy for customer experience management and digital marketing.

devices and social media.” The research also pointed to a transition from in house solutions to packaged applications, and a rising demand for solutions that support an organization’s customer experience as well as its digital marketing strategy. 2

Aia’s CCM software has also been recognized by both leading independent research firms:

1.	The Forrester Wave™: Document Output For Customer Communications Management, Q1 2014, published in January 2014, noted Aia as a “Strong Performer” and noted that it “has improved capabilities in a number of areas and now has the strongest overall leverage of SharePoint particularly with Microsoft Dynamics integration.[1]

2.	The Gartner Magic Quadrant for Customer Communications Management, published in November 2014, positioned Aia in the “Visionary” quadrant for its forward thinking and technical focus. [2]

Reynolds C. Bish, Chief Executive Officer of Kofax, said: “The acquisition of Aia is a natural step forward in realizing our strategic vision for smart process applications. The need for a comprehensive, end-to-end customer engagement platform that handles content from any channel or device anywhere is becoming ubiquitous and urgent. Adding CCM to the award-winning Kofax TotalAgility platform will let organizations offer an even more compelling experience to their customers in the business critical First Mile. We’re very excited to welcome Aia to the Kofax family.”

Kofax acquired all of Aia’s stock for total consideration of $19.5 million in cash. Of this amount, $16.6 million was paid as of the closing of the transaction on February 27, 2015, $1.4 will be paid one year from closing and $1.5 million will be paid 18 months from closing, with said amounts subject to certain indemnification terms and conditions. The Company expects to complete the full integration of Aia by the end of its fiscal year on June 30, 2015.

Aia was a privately held company headquartered in Nijmegen, The Netherlands with approximately 70 employees. Its unaudited financial statements for the fiscal year ended October 31, 2014 reported revenues of $8.9 million, of which 26% arose from software licenses, 29% from maintenance services, and 45% from professional services, an adjusted EBITDA of $1.6 million and gross assets of $4.2 million including $1.9 million in cash. The principal shareholders are: Paul Dirven, Chairman of the Board - age 51, Leon Pillich, Senior Vice President, Business Development - age 45, Jeroen Huinink, CTO - age 42, and Tim van Hugte, Senior Vice President, Sales & Delivery - age 52. Aside from Dirven, the management team as well as other Aia employees will remain as employees for the immediate future.

About Kofax

Kofax is a leading provider of smart process applications that simplify and transform the First Mile™ of customer engagements. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

© 2015 Kofax Limited. Kofax and TotalAgility are registered trademarks and First Mile is a trademark of Kofax Limited.

Source: Kofax

1 The Forrester WaveTM: Document Output For Customer Communications Management, Q1, 2014, Craig Le Clair, Alex Cullen and Julian Keenan, January 8, 2014, Forrester Research

2 Magic Quadrant for Customer Communications Management Software, Karen M. Shegda, Kenneth Chin, Pete Basiliere, November 25, 2014, Gartner, Inc.